Contact

www.linkedin.com/in/drew-oberholtzer-a051986 (LinkedIn)
www.drewoberholtzer.com (Personal)

Top Skills

Video Production
Final Cut Pro
Video Editing

Certifications

Motion Picture Editors Guild Local 700

Honors-Awards

Grill It! With Bobby Flay
Celebrating Life in Union
100 Days (Sustainability) International Competition for Emerging Artists - Honorable Mention
Brain Games - National Geographic
The Shot: A Race For The Vaccine

Publications

Salt Magazine

Drew Oberholtzer

Entrepreneur, Farmer, and Media Professional
United States

Summary

www.coexist.build

Experience

Coexist Build
Co-Founder, Partner
July 2018 - Present (5 years 9 months)

Multidisciplinary company disrupting architecture and construction through innovations in regenerative materials and design to pioneer environments that are healthy and toxic free. We are currently developing multiple hemp based materials at Coexist's research facility in Pennsylvania.

Lunaria Farm
Regenerative Organic Farmer
September 2018 - Present (5 years 7 months)

Operate a 10 acre organic research farm to create proof of concept bio-based materials from agricultural raw material.

Anthropocene Creative / Freelance - www.drewoberholtzer.com
Media Professional
January 2006 - Present (18 years 3 months)

Film and television producer, editor, and journalist focused on the environment, social issues, and science. I've worked for National Geographic, Vice Media, Animal Planet, Weather Channel, ABC News and Documentaries, Business Insider, and many more.

The Hemp Entrepreneur Podcast
Co-Creator and Host
December 2018 - January 2021 (2 years 2 months)

Postroom
Co-Owner and Manager
February 2007 - May 2013 (6 years 4 months)
Greater New York City Area

Startup company that provided offline and online hardware and post production services for various production companies in New York City.

URS Corporation, An AECOM Company
Archaeologist
July 1999 - January 2007 (7 years 7 months)

Education

Parsons School of Design - The New School
Healthy Materials and Sustainable Buildings · (2020 - 2020)

New School University
MA, Film and Media Studies

Salt Institute for Documentary Studies
Graduate Certificate, Documentary Photography

Temple University
BA, Anthropology

Temple University
Hendrick's Island Archaeological Field School